SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19 September 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Publication of Base Prospectus dated 19 September 2024

Exhibit No: 99.1

19 September 2024

InterContinental Hotels Group PLC
Publication of Base Prospectus

The following Base Prospectus has been approved by the Financial Conduct Authority:

Base Prospectus dated 19 September 2024 relating to the £4,000,000,000 Euro Medium Term Note Programme of InterContinental Hotels Group PLC and IHG Finance LLC unconditionally and irrevocably guaranteed by Six Continents Limited, InterContinental Hotels Limited and (as relevant) IHG Finance LLC or InterContinental Hotels Group PLC.

A copy of the Base Prospectus will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072) Email: investors@ihg.com
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407) Email: externalcommunication@ihg.com

About IHG Hotels & Resorts:

IHG Hotels & Resorts (LON:IHG for Ordinary Shares, NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,400 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
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Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 375,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	19 September 2024